MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) Suite 1540 - 800 West Pender Street Vancouver, British Columbia V6C 2V6
Item 2	Date of Material Change January 28, 2013
Item 3	News Release News Release was issued on January 28, 2013 over Canada Newswire Service (CNW).
Item 4
Summary of Material Change
On January 28, 2013, the Company provided an update on the construction and development of its Phoenix Gold Project situated in Red Lake, Ontario.

The Company reported that it continued to make good progress with the sinking of the shaft. The shaft bottom was at 610 metres below surface as of January 28, 2013.  The mill carbon-in-leach building foundation had been completed, as well as the erection of the steel framework.

The Company plans to complete and release the summary of its updated mineral resource at the end of the first quarter of this year.  The report will include data from over 100,000 metres of core drilling since late 2011.

The Company continues to prepare and review studies on the optimization of the existing preliminary economic assessment released in August 2011. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics.  The optimization studies are scheduled to be completed in the second quarter of this year.

The Company has commissioned SRK Consulting to conduct the updated mineral resource estimate and optimization studies.

Based on achieving the current scheduled milestones, and subject to the Company’s ongoing progress and evaluation of the construction and development of the Phoenix Gold Project, the timeline to potential production would be the second half of 2014.

As of December 31, 2012, the Company had approximately $171 million in cash and cash equivalents, and investments, and approximately $157 million in working capital. Approximately $85 million has been spent on the project to date.

Item 5	Full Description of Material Change
	5.1	Full Description of Material Change Please see attached News Release of January 28, 2013 for further details.
	5.2	Disclosure for Restructuring Transactions Not applicable
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable
Item 7	Omitted Information Not applicable
Item 8	Executive Officer Michael A. Lalonde, President & Chief Executive Officer (Tel: 604-623-3333)
Item 9	Date of Report January 31, 2013

News Release
TSX:RMX | NYSE.MKT:RBY
January 28, 2013

Rubicon Minerals Provides Construction and Development Update on the
Phoenix Gold Project

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) provides an update on the construction and development of the Phoenix Gold Project.

Phoenix Gold Project Development1

Shaft Sinking

The Company continues to make good progress with the sinking of the shaft. As of today, the shaft bottom is at 610 metres (“m”) below surface. Contractor crews are currently excavating the 610 m level station. During November and December of 2012, the Company encountered unfavourable ground conditions that impacted the rate of development. Ground conditions have improved significantly in January 2013. Shaft sinking continues and the Company expects better development rates going forward. The Company continues to evaluate the economics of the shaft extension and its use for further resource identification.

Mill and Carbon-in-Leach (“CIL”) Plant Construction

The mill CIL building foundation has been completed, as well as the erection of the steel framework. The Company continues construction of the remaining mill building foundation. Subject to the Company’s ongoing progress and evaluation of the construction and development of the Phoenix Gold Project, the delivery of long lead time items, such as the “SAG” (semi-autogenous grinding) and ball mills, remain on schedule, consistent with the Company’s current proposed timeline. The selection and procurement of the processing equipment is ongoing. The Company plans to complete the mill construction in the second quarter of 20141.

Updated Mineral Resource

Rubicon plans to complete and release the summary of its updated mineral resource at the end of the first quarter of this year. The report will include data from over 100,000 m of core drilling since late 2011.

Optimization of the PEA2

The Company continues to prepare and review studies on the optimization of the existing preliminary economic assessment (“PEA”)2 released in August 2011. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics. These scenarios are sensitive to the updated mineral resource estimate, and the current economic climate. There are several key areas in the PEA2 where the Company is looking to optimize:

·
Mining method: The Company is considering the longhole stoping mining (“longhole”) method instead of, or to supplement, the cut-and-fill method. The Company believes that the longhole method is more productive, can lower operating cost, and is not meaningfully dilutive to the mined grade. The longhole method uses more mechanized equipment, which could add to the capital requirements.

·
Infrastructure and development layout: Rubicon is considering increasing the vertical interval between the main levels to 120 m (as compared to 60 m in the PEA2) and developing a ramp to interconnect the levels. The Company believes this different layout allows for efficient movement of equipment, material, and personnel between levels. The Company also believes that the capital cost savings from developing fewer levels will partially offset the capital cost of the ramp.

·
Equipment: The Company is assessing the use of modern “LHD” (load haul dump) loaders and haulage trucks, using a combination of diesel-fueled and battery-operated units. Rubicon believes using mechanized equipment versus rail-mounted cars and mucking machines is more productive and provides flexibility. Furthermore, battery-operated LHD loaders and trucks do not produce emissions, are cleaner for the environment, and reduce capital costs for ventilation infrastructure. The gold-bearing material would be transferred between levels by gravity through internal ore passes.

·	Throughput: The Company is evaluating an increase in throughput at an average rate higher than the 1,250 “tpd” (tonnes per day) rate in order to increase the output in ounces.

·	Shaft depth: Rubicon is extending the depth of the shaft below 610 m for improved access to more potential mining areas.

·
Exploration platform: The Company is assessing constructing deep, underground, exploration platforms that allow step-out drilling below the 1,200 m depth with shorter drill holes. This would allow the Company to follow up on higher grade intercepts and potentially increase the mineral resource at depth.

The Company has commissioned SRK Consulting (“SRK”) to conduct the updated mineral resource estimate and optimization studies.

“Our objective is to optimize the Phoenix Gold Project to make it the best it can be,” said Mike Lalonde, President and Chief Executive Officer of Rubicon. “We recently made senior management changes to strengthen our project team. The SRK group that will be involved on the Phoenix Gold Project have been integral in the optimization and mine planning of Goldcorp’s Cochenour Project in Red Lake. They have extensive experience working with narrow-vein, lode gold deposits. SRK will add additional strength to complement the project team.”

The optimization studies are scheduled to be completed in the second quarter of this year. The Company believes that the new methods being considered in the optimization studies will potentially improve the efficiency and productivity of the Phoenix Gold project. However, the implementation of the new methods would likely increase the initial capital cost of developing the Phoenix Gold project compared to the $214 million outlined in the PEA2. Rubicon is not able to provide an accurate estimate of the capital cost increase for the Phoenix Gold Project prior to the completion of these studies. Management plans to evaluate financing alternatives upon the completion of the optimization studies, to address any potential increase in the capital cost of the Phoenix Gold project.

Timeline to Potential Production

Based on achieving the current scheduled milestones, and subject to the Company’s ongoing progress and evaluation of the construction and development of the Phoenix Gold Project, the timeline to potential production would be the second half of 2014.

Cash Position

As of December 31, 2012, Rubicon has approximately $171 million in cash and cash equivalents, and investments, and approximately $157 million in working capital. Approximately $85 Million has been spent on the project to date.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production.  In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine.  Rubicon’s shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

President and Chief Executive Officer

PR13-2 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Notes
1 The Company continues to consider a number of factors in connection with the ongoing progress and evaluation of the construction, development and potential production of the Phoenix Gold Project, which will include, when available, the results from the mineral resource update and the ongoing optimization studies on the PEA2, as well as project financing opportunities and development timelines.

2 The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex Inc., and has an effective date of August 8, 2011.

Qualified Person
Phoenix Gold Project site operations are conducted under the supervision of Mike Lalonde, P.Eng., President & CEO for Rubicon and a Qualified Person as defined by NI 43-101, who approved the contents of this release.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment dated August 8, 2011 (“PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to statements regarding the timing of the release of the updated mineral resource and the optimization studies, as well as the timeline to potential production.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

It is important to note that the information provided in the PEA is preliminary in nature. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

PR13-2 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release